United States securities and exchange commission logo





                             July 20, 2020

       Wenxiu Zhong
       Chief Executive Officer
       Baosheng Media Group Holdings Ltd
       Room 901, Block B
       Jinqiu International Building, No. 6 Zhichun Road
       Haidian District, Beijing, China

                                                        Re: Baosheng Media
Group Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed July 10, 2020
                                                            File No. 333-239800

       Dear Ms. Zhong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2020 letter.

       Registration Statement on Form F-1 filed July 10, 2020

       Risk Factors
       Risks Related to Doing Business in China
       "Labor Contract Law and other labor-related laws in the PRC may adversely . . .", page 30

   1. We note your disclosure that "if an employer fails to make full and timely contributions to social insurance, the
relevant enforcement agency shall order the employer to make all outstanding
contributions within a prescribed time period and impose penalties equal to
                                                        0.05% of the total
outstanding amount for each additional day such contributions are overdue." Please
provide an estimate of your total liability for unpaid contributions, including the
outstanding amount and potential penalties. Please also define the
 Wenxiu Zhong
Baosheng Media Group Holdings Ltd
July 20, 2020
Page 2
      "prescribed time period."
Taxation, page 141

2. Please state that the disclosure in this section, to the extent it constitutes statements of
      Cayman Islands law, constitutes the opinion of Maples and Calder. Refer to Section
      III.B.2 of Staff Legal Bulletin No. 19.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                               Sincerely,
FirstName LastNameWenxiu Zhong
                                                               Division of
Corporation Finance
Comapany NameBaosheng Media Group Holdings Ltd
                                                               Office of Trade
& Services
July 20, 2020 Page 2
cc:       Ying Li
FirstName LastName